Exhibit 99.1

TRANSCANADA CORPORATION – SECOND QUARTER 2009

Quarterly Report to Shareholders

Media Inquiries:	Cecily Dobson/Terry Cunha	(403) 920-7859
(800) 608-7859
Analyst Inquiries:	David Moneta/Myles Dougan/Terry Hook	(403) 920-7911
(800) 361-6522

TransCanada Reports Second Quarter Net Income of $314 Million or $0.50 Per Share
Funds Generated from Operations of $692 million

CALGARY, Alberta – July 30, 2009 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced net income for second quarter 2009 of $314 million or $0.50 per share. TransCanada’s Board of Directors also declared a quarterly dividend of $0.38 per common share.

“Our solid second quarter performance in the face of historically low power prices in Alberta and Ontario demonstrates the inherent strength of our business model and the quality of our existing assets,” said Hal Kvisle, TransCanada’s president and chief executive officer. “Looking forward, our strong internally generated cash flow and prudent decisions to maintain TransCanada’s financial strength means we are well positioned to fund our large capital program. While the carrying costs and dilution associated with recent financings will continue to have an impact on our financial results through the remainder of 2009, we expect significant growth in earnings and cash flow over the next four years as $21 billion of secured, low-risk projects are placed into service.”

Second Quarter 2009 Highlights
 (All financial figures are unaudited and in Canadian dollars unless noted otherwise)
▪	Net income of $314 million or $0.50 per share
▪	Comparable earnings of $319 million or $0.51 per share
▪	Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.0 billion
▪	Funds generated from operations of $692 million
▪	Dividend of $0.38 per common share declared by the Board of Directors
▪	Continued to advance TransCanada’s $21 billion capital program
▪	Announced that TransCanada will become the sole owner of the US$12 billion Keystone Oil Pipeline System
▪	Issued approximately $1.8 billion of common shares to help fund the Company’s capital program

TransCanada reported net income for second quarter 2009 of $314 million ($0.50 per share) compared to $324 million ($0.58 per share) for second quarter 2008.

Comparable earnings were $319 million in second quarter 2009 compared to $316 million for the same period in 2008. The increase in comparable earnings was primarily due to higher earnings from Bruce Power, Eastern Power, Natural Gas Storage, and U.S. Pipelines, partially offset by a decrease in Western Power and higher financing costs. Comparable earnings per share of $0.51 in second quarter 2009 decreased from $0.57 per share for the same period in 2008 due to an increase in the average number of shares outstanding following the Company’s common share issuances in the second and fourth quarters of 2008 and the second quarter of 2009. Comparable earnings in second quarter 2009  and 2008 excluded $5 million of after tax unrealized losses, and $8 million of after tax unrealized gains, respectively, resulting from changes in the fair value of proprietary natural gas inventory and natural gas forward purchase and sale contracts.

Comparable EBITDA in second quarter 2009 of $1,017 million increased $69 million compared to $948 million in second quarter 2008.

Funds generated from operations in second quarter 2009 were $692 million compared to $676 million in second quarter 2008.

Notable recent developments in Pipelines, Energy and Corporate include:

Pipelines:
▪
TransCanada reached an agreement to acquire ConocoPhillips’ remaining interest in the Keystone Oil Pipeline System (Keystone) for approximately US$550 million plus the assumption of approximately US$200 million of short-term indebtedness. The transaction is expected to close in third quarter 2009, subject to the receipt of certain regulatory approvals.

TransCanada will assume responsibility for ConocoPhillips’ share of the capital investment required to complete the project resulting in an incremental commitment of approximately US$1.7 billion through the end of 2012.

When completed, the US$12 billion pipeline will be one of the largest oil delivery systems in North America with the capacity to deliver 1.1 million barrels per day (bbl/d) from Western Canada to the largest refining markets in the United States. To date, Keystone has secured long-term commitments for 910,000 bbl/d for an average term of approximately 18 years which represents 83 per cent of the commercial design of the system. At July 30, 2009, the first phase was approximately 80 per cent complete.

Keystone is expected to begin to generate EBITDA in first quarter 2010, when commercial operations to Wood River and Patoka, Illinois commence, and increase through 2011 and 2012 as subsequent phases of Keystone are placed in service. Based on current long-term commitments of 910,000 bbl/d, Keystone is expected to generate EBITDA of approximately US$1.2 billion in 2013, its first full year of commercial operation serving both the U.S. Midwest and Gulf Coast markets. If volumes increase to 1.1 million bbl/d, Keystone would generate approximately US$1.5 billion of annual EBITDA. In the future, Keystone could be economically expanded from 1.1 million bbl/d to 1.5 million bbl/d in response to additional market demand.

▪	TransCanada entered into a contract to build, own and operate the US$320 million Guadalajara Pipeline in Mexico, supported by a 25-year contract for its entire capacity with Comisión Federal de Electricidad, Mexico’s state-owned electric company. The proposed pipeline will extend 310 kilometres (kms) (193 miles) from an LNG terminal under construction near Manzanillo, Mexico, to Guadalajara, and is expected to be capable of transporting 500 million cubic feet per day of natural gas. The Company expects to complete most of the construction in 2010 with a targeted in-service date of March 2011.

▪	TransCanada sold the North Baja Pipeline (North Baja), to TC PipeLines, LP (PipeLines LP) on July 1, 2009. As part of the transaction, TransCanada agreed to amend its incentive distribution rights with PipeLines LP. TransCanada received aggregate consideration totalling approximately US$395 million from PipeLines LP, including approximately US$200 million in cash and 6,371,680 common units of PipeLines LP. TransCanada’s ownership in PipeLines LP increased to 42.6 per cent as a result of this transaction. TransCanada will continue to operate the North Baja Pipeline.

▪
TransCanada submitted an application in April 2009 to the National Energy Board (NEB) for approval to construct and operate the Groundbirch Pipeline, which comprises a 77 km (48 mile) natural gas pipeline and related facilities.  The Groundbirch Pipeline is an extension of the Alberta System which is expected to connect natural gas supply primarily from the Montney shale gas region in northeast B.C. to existing infrastructure in northwest Alberta. In June 2009, the NEB announced that it will hold a public hearing process on the application.  Subject to regulatory approvals, construction of the Groundbirch Pipeline is expected to commence in July 2010 with final completion anticipated in November 2010.

▪
TransCanada filed a project description in May 2009 with the NEB to construct the Horn River natural gas pipeline.  The Horn River Pipeline is a proposed extension of the Alberta System to service the Horn River shale gas region in northeast B.C. Horn River producers have recently notified TransCanada that they are extending their construction schedule for upstream production facilities which will enhance their ability to manage project costs, therefore, TransCanada will delay the in-service date of the Horn River Pipeline from 2011 to 2012.

▪
TransCanada and ExxonMobil Corporation reached an agreement to work together to progress TransCanada’s Alaska Pipeline Project. With a forecasted capital cost of US$26 billion (2007 estimate in 2007 dollars), the project would provide a variety of benefits to Alaska and Canada, as well as the rest of the United States including substantial revenues, jobs, business opportunities and new, long-term stable supplies of natural gas.

The Alaska Pipeline Project continues to move forward with project development, including engineering, environmental reviews, Alaska Native and Canadian Aboriginal engagement, and commercial work to conclude an initial binding open season by July 2010.  Subject to the completion of a successful open season, construction of the approximately 2,700 km (1,700 mile), 4.5 billion cubic feet per day pipeline is expected to begin in 2016, once environmental and regulatory approvals are received, and begin transporting natural gas in 2018.

Energy:
▪
On July 6, 2009, Bruce Power and the Ontario Power Authority (OPA) amended certain terms and conditions included in the Bruce Power Refurbishment Implementation Agreement. The amendments are consistent with the original intent of the contract, which was signed in 2005, and recognize the significant changes in Ontario’s electricity market. The changes are outlined in more detail in the recent developments section of TransCanada’s Second Quarter 2009 Management’s Discussion and Analysis.

▪
TransCanada continues to advance construction on the Kibby Wind Power (Kibby) project including the installation of 22 turbines which are expected to be completed this summer.  Kibby is expected to have the capacity to produce 132 megawatts (MW) of power when complete, with commissioning of the first phase of the project to begin in late 2009.

▪	Construction of the 683 MW Halton Hills generating station also continued and it is anticipated to be in service in the third quarter of 2010.

▪
TransCanada expects to begin construction of the US$500 million Coolidge Generating Station in August 2009. The 575 MW power facility is expected to be online by the end of second quarter 2011. The simple-cycle, natural gas-fired peaking facility, with the capacity to power 575,000 homes, will provide a quick response to peak power demand. The facility will also provide reserve capacity and the ability to generate power quickly to support power reliability in the region.

▪
The Government of Québec approved the construction of the 212 MW Gros-Morne and 58 MW Montagne-Sèche wind farms on June 10, 2009.  Representing an investment of approximately $340 million, both wind farms are expected to be operational by 2012. These are the fourth and fifth Québec-based wind farms under development by Cartier Wind, which is 62 per cent owned by TransCanada.

 Corporate:
▪	The Company and its subsidiaries held cash and cash equivalents of $3.5 billion at June 30, 2009.

▪
On June 24, 2009, TransCanada completed a public offering of 50.8 million common shares. On June 30, 2009, an additional 7.6 million common shares were issued upon exercise of the underwriters’ over-allotment option. Proceeds from the common share offering and over-allotment option totalled $1.8 billion and will be used by TransCanada to partially fund capital projects of the Company, including the acquisition of the remaining interest in Keystone, for general corporate purposes and to repay short-term indebtedness.

▪
With this recent common share offering, TransCanada is well positioned to fund its existing capital program through its growing internally-generated cash flow, its dividend reinvestment plan and the issuance of long-term debt, supplemented by further subordinated capital, as required, in the form of preferred shares or other hybrid securities. As demonstrated by the recent sale of North Baja, TransCanada will also continue to examine opportunities for portfolio management, including an ongoing role for PipeLines LP, in the financing of TransCanada’s capital program.

Teleconference – Audio and Slide Presentation
TransCanada Corporation will hold a teleconference and webcast to discuss its 2009 second quarter financial results.  Hal Kvisle, TransCanada president and chief executive officer and Greg Lohnes, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and company developments, including its $21 billion capital program before opening the call to questions from analysts, members of the media and other interested parties.

Event:
TransCanada second quarter 2009 financial results teleconference and webcast

Date:
Thursday, July 30, 2009

Time:
2:30 p.m. mountain daylight time (MDT) / 4:30 p.m. eastern daylight time (EDT)

How:
To participate in the teleconference, please call (866) 225-6564 or (416) 641-6136 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will also be available on TransCanada’s website (www.transcanada.com).

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) August 6, 2009. Please call (800) 408-3053 or (416) 695-5800 (Toronto area) and enter pass code 7807228#. The webcast will be archived and available for replay on www.transcanada.com.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 370 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,900 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

Forward-Looking Information

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada’s pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures
TransCanada uses the measures "comparable earnings", "comparable earnings per share", "earnings before interest, taxes, depreciation and amortization" (EBITDA), "comparable EBITDA", "earnings before interest and taxes" (EBIT), "comparable EBIT" and "funds generated from operations" in this news release.  These measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other entities. Management of TransCanada uses these non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. These non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

Management uses the measures of comparable earnings, EBITDA and EBIT to better evaluate trends in the Company’s underlying operations. Comparable earnings, comparable EBITDA and comparable EBIT comprise net income, EBITDA and EBIT, respectively, adjusted for specific items that are significant, but are not reflective of the Company’s underlying operations in the period. Specific items are subjective, however, management uses its judgement and informed decision-making when identifying items to be excluded in calculating comparable earnings, comparable EBITDA and comparable EBIT, some of which may recur. Specific items may include but are not limited to certain income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and certain fair value adjustments. The table in the Consolidated Results of Operations section of this MD&A presents a reconciliation of comparable earnings, comparable EBITDA, comparable EBIT and EBIT to Net Income. Comparable earnings per share is calculated by dividing comparable earnings by the weighted average number of shares outstanding for the period.

EBITDA is an approximate measure of the Company’s pre-tax operating cash flow. EBITDA comprises earnings before deducting interest and other financial charges, income taxes, depreciation and amortization, and non-controlling interests. EBIT is a measure of the Company’s earnings from ongoing operations. EBIT comprises earnings before deducting interest and other financial charges, income taxes and non-controlling interests.

Funds generated from operations comprises net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the "Liquidity and Capital Resources" section of this MD&A.

Second Quarter 2009 Financial Highlights

Operating Results

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2009	2008	2009	2008

Revenues	2,127	2,017	4,507	4,150

Comparable EBITDA(1)	1,017	948	2,148	2,015

Comparable EBIT(1)	672	633	1,457	1,390

EBIT(1)	665	645	1,437	1,640

Net Income	314	324	648	773

Comparable Earnings(1)	319	316	662	642

Cash Flows
Funds generated from operations(1)	692	676	1,458	1,598
Decrease/(increase) in operating working capital	315	(104)	393	(98)
Net cash provided by operations	1,007	572	1,851	1,500

Capital Expenditures	1,263	633	2,386	1,093
Acquisitions, Net of Cash Acquired	115	2	249	4

Common Share Statistics
	Three months ended June 30		Six months ended June 30
(unaudited)	2009	2008	2009	2008

Net Income Per Share - Basic	$0.50	$0.58	$1.04	$1.40

Comparable Earnings Per Share(1)	$0.51	$0.57	$1.06	$1.17

Dividends Declared Per Share	$0.38	$0.36	$0.76	$0.72

Basic Common Shares Outstanding (millions)
Average for the period	624	561	621	551
End of period	679	578	679	578

(1)
Refer to the Non-GAAP Measures section in this News Release for further discussion of comparable EBITDA, comparable EBIT, EBIT, comparable earnings, comparable earnings per share and funds generated from operations.